Exhibit 99.1

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2016 and March 31, 2017
(Expressed in thousands of U.S. dollars)

	December 31, 2016	March 31, 2017
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$140,558
Restricted cash	6,882	6,609
Accounts receivable	971	941
Inventories (Note 5)	11,415	10,098
Due from related parties (Notes 3 and 9)	3,447	3,343
Fair value of derivatives (Notes 18 and 19)	-	26
Insurance claims receivable	2,886	2,500
Prepaid lease rentals (Note 11)	8,752	8,752
Accrued charter revenue (Note 12)	408	408
Prepayments and other	3,914	3,962
Vessel held for sale (Note 6)	6,256	-
Total current assets	209,829	177,197
FIXED ASSETS, NET:
Capital leased assets (Note 11)	384,872	381,775
Vessels, net (Note 6)	1,688,285	1,660,129
Total fixed assets, net	2,073,157	2,041,904
NON-CURRENT ASSETS:
Equity method investments (Note 9)	153,126	158,759
Prepaid lease rentals, non-current (Note 11)	51,670	49,512
Accounts receivable, non-current (Note 3)	1,575	1,575
Deferred charges, net (Note 7)	20,367	18,808
Restricted cash	38,783	36,808
Fair value of derivatives, non-current (Notes 18 and 19)	762	2,536
Accrued charter revenue, non-current (Note 12)	185	84
Other non-current assets (Note 4)	8,970	9,079
Total assets	$2,558,424	$2,496,262
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$198,277	$188,995
Accounts payable	3,848	4,540
Due to related parties (Note 3)	191	217
Capital lease obligations, net (Note 11)	29,059	29,345
Accrued liabilities	11,109	11,089
Unearned revenue (Note 12)	19,668	20,275
Fair value of derivatives (Notes 18 and 19)	16,161	11,083
Other current liabilities	1,673	1,402
Total current liabilities	279,986	266,946
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	856,330	798,393
Capital lease obligations, net of current portion (Note 11)	331,196	323,769
Unearned revenue, net of current portion (Note 12)	16,488	13,596
Total non-current liabilities	1,204,014	1,135,758
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	9	9
Additional paid-in capital (Note 14)	1,057,423	1,063,831
Retained earnings	31,416	40,122
Accumulated other comprehensive loss (Notes 18 and 20)	(14,424)	(10,404)
Total stockholders' equity	1,074,424	1,093,558
Total liabilities and stockholders' equity	$2,558,424	$2,496,262

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Income
For the three-month periods ended March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

	Three-month periods ended March 31,
	2016	2017
REVENUES:
Voyage revenue	$120,274	$105,524
EXPENSES:
Voyage expenses	(572)	(695)
Voyage expenses-related parties (Note 3)	(902)	(791)
Vessels' operating expenses	(26,991)	(25,335)
General and administrative expenses	(601)	(557)
General and administrative expenses – related parties (Note 3)	(1,969)	(1,609)
Management fees-related parties (Note 3)	(4,785)	(4,732)
Amortization of dry-docking and special survey costs (Note 7)	(1,934)	(1,899)
Depreciation (Notes 6, 11 and 20)	(25,281)	(24,075)
Amortization of prepaid lease rentals (Note 11)	(1,238)	(2,158)
Loss on sale / disposal of vessels, net (Note 6)	-	(3,638)
Foreign exchange gains / (losses), net	(124)	43
Operating income	55,877	40,078
OTHER INCOME / (EXPENSES):
Interest income	361	571
Interest and finance costs (Notes 2 and 16)	(18,906)	(17,901)
Equity gain / (loss) on investments (Note 9)	(207)	205
Other, net	498	238
Loss on derivative instruments, net (Notes 2 and 18)	(2,627)	(176)
Total other expenses	(20,881)	(17,063)
Net Income	$34,996	$23,015
Earnings allocated to Preferred Stock (Note 15)	(5,207)	(5,149)
Net income available to Common Stockholders	29,789	17,866
Earnings per common share, basic and diluted (Note 15)	$0.40	$0.20
Weighted average number of shares, basic and diluted	75,400,044	91,036,935

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars)

	Three-month periods ended March 31,
	2016	2017
Net income for the period	$34,996	$23,015
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	(5,149)	4,005
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	26	15
Other comprehensive income / (loss) for the period	$(5,123)	$4,020
Total comprehensive income for the period	$29,873	$27,035

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Stockholders' Equity
For the three-month periods ended March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
										Accumulated
									Additional	Other
		Par		Par		Par		Par	Paid-in	Comprehensive	Retained
	# of shares	value	# of shares	value	# of shares	value	# of shares	value	Capital	Loss	Earnings	Total
BALANCE, January 1, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510
- Net income	-	-	-	-	-	-	-	-	-	-	34,996	34,996
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	149,600	-	1,344	-	-	1,344
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(21,866)	(21,866)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(5,266)	(5,266)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	(5,123)	-	(5,123)
BALANCE, March 31, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,548,000	$8	$965,248	$(49,772)	$52,111	$967,595

BALANCE, January 1, 2017	4,000,000	$-	4,000,000	$-	2,000,000	$-	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424
- Net income	-	-	-	-	-	-	-	-	-	-	23,015	23,015
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	1,164,150	-	6,408	-	-	6,408
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(9,043)	(9,043)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(5,266)	(5,266)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	4,020	-	4,020
BALANCE, March 31, 2017	4,000,000	$-	4,000,000	$-	2,000,000	$-	91,589,031	$9	$1,063,831	$(10,404)	$40,122	$1,093,558

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars)

	Three-month periods ended March 31,
	2016	2017
Cash Flows From Operating Activities:
Net income:	$34,996	$23,015
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,281	24,075
Amortization of debt discount	(158)	(173)
Amortization of prepaid lease rentals	1,238	2,158
Amortization and write-off of financing costs	432	560
Amortization of deferred dry-docking and special survey costs	1,934	1,899
Equity based payments	1,344	984
Loss on derivative instruments, net	2,627	(1,113)
Loss on sale / disposal of vessels, net	-	3,638
Equity gain / (loss) on investments	207	(205)
Changes in operating assets and liabilities:
Accounts receivable	210	30
Due from related parties	3,642	104
Inventories	(242)	1,317
Insurance claims receivable	(368)	386
Prepayments and other	(439)	(48)
Accounts payable	897	692
Due to related parties	(129)	26
Accrued liabilities	(7,334)	(1,716)
Unearned revenue	(4,118)	607
Other current liabilities	41	(271)
Dry-dockings	(2,209)	(342)
Accrued charter revenue	(452)	(2,791)
Net Cash provided by Operating Activities	57,400	52,832
Cash Flows From Investing Activities:
Equity method investments	(6,509)	(5,698)
Dividend from equity method investees	-	270
Debt securities capital redemption	46	-
Additions to vessel cost	(564)	(129)
Proceeds from the sale of vessels, net	-	9,942
Net Cash provided by / (used in) Investing Activities	(7,027)	4,385
Cash Flows From Financing Activities:
Capital lease repayment	(3,531)	(7,314)
Repayment of long-term debt	(47,856)	(67,606)
Payment of financing costs	(315)	-
Dividends paid	(27,132)	(8,885)
Decrease in restricted cash	9,555	2,248
Net Cash used in Financing Activities	(69,279)	(81,557)
Net decrease in cash and cash equivalents	(18,906)	(24,340)
Cash and cash equivalents at beginning of the period	100,105	164,898
Cash and cash equivalents at end of the period	$81,199	$140,558
Supplemental Cash Information:
Cash paid during the period for interest	$12,036	$13,707

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. ("Costamare") and its wholly-owned subsidiaries (collectively, the "Company"). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering ("Initial Public Offering") in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"). On March 27, 2012, October 19, 2012 and December 5, 2016, the Company completed three follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares, 7,000,000 shares and 12,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share and $6.00 per share, respectively. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3). During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). Additionally, during the three-month period ended March 31, 2017, the Company issued 149,600 shares to Costamare Shipping Services Ltd. On July 6, 2016, the Company implemented a dividend reinvestment plan (the "Plan") (Note 14). Under the plan, the Company has issued to its common stockholders 3,442,631 shares, in aggregate. As at March 31, 2017, the aggregate issued share capital was 91,589,031 common shares. At March 31, 2017, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 59.8% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the "Series B Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share and (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the "Series D Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2016 and March 31, 2017, the Company owned and/or operated a fleet of 53 and 51 container vessels, respectively, with a total carrying capacity of approximately 314,423 and 306,022 twenty-foot equivalent units ("TEU"), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world's leading liner operators under long-, medium- and short-term time charters.

At March 31, 2017, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except five incorporated in the Republic of the Marshall Islands.

Revenues for the three-month periods ended March 31, 2016 and 2017, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2016	2017
A	27%	30%
B	30%	29%
C	13%	16%
D	18%	20%
Total	88%	95%

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 14, 2017.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016. There have been no material changes to these policies in the three-month period ended March 31, 2017, except for as discussed below.

On January 1, 2017, the Company adopted ASU No. 2015-11 - Inventory (Topic 330) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.

On January 1, 2017, the Company adopted ASU No. 2016-07 – Investments - Equity Method and Joint Ventures (Topic 323) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.

New Accounting Pronouncements Not Yet Adopted
In January 2017, the FASB issued Accounting Standard Update ("ASU") 2017-01, "Business Combinations" to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)." The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance will not have a material effect on the Company's Consolidated Financial Statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. ("Costamare Shipping") and Costamare Shipping Services Ltd. ("Costamare Services"): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial services.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. ("Shanghai Costamare"), or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships in exchange for a daily fee for each containership.

On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the "Group Management Agreement") which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping, and in respect of the flat fee for the supervision of each newbuild ordered by the Company  beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares payable quarterly in arrears. No separate payment is made for the services of the Company's executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the "Framework Agreement") and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the "Services Agreement"), a company controlled by the Company's Chairman and Chief Executive Officer and members of his family.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company's Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.

Pursuant to the Group Management Agreement (which was effective until November 2, 2015), the Framework Agreement and the Services Agreement (each of which became effective on November 2, 2015), Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015, and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company's fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the "Co-operation Agreement") with third-party ship managers V.Ships Greece Ltd. ("V.Ships Greece"), pursuant to which the two companies established a ship management cell (the "Cell") under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company's container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping (i) prior to November 2, 2015, under the Group Management Agreement,and (ii) since November 2, 2015, under the Framework Agreement. As at March 31, 2017, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 20 of Costamare's vessels.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2016 and 2017, amounted to $4,785 and $4,732 respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services, charged (i) $791 for the three-month period ended March 31, 2017 ($902 for the three-month period ended March 31, 2016), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $625, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the three-month period ended March 31, 2017 ($625 for the three-month period ended March 31, 2016) and (iii) $984 representing the fair value of 149,600 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the three-month period ended March 31, 2017 ($1,344 for the three-month period ended March 31, 2016). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,575 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

During the three-month periods ended March 31, 2016 and 2017, Costamare Shipping  charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $611 and $1,045, respectively for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2016 and March 31, 2017, amounted to $2,841 and $2,737, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2016 and March 31, 2017, amounted to $191 and $217, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Ciel Shipmanagement S.A. ("CIEL"): CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by the Company's Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company's vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. The balance due from CIEL at both December 31, 2016 and March 31, 2017 amounted to $606 and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company's Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare's General Manager. Shanghai Costamare is a company incorporated in the People's Republic of China and is not part of the consolidated group of the Company but is a related party. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company's vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of March 31, 2017, Shanghai Costamare provided such services to 14 (15 as of December 31, 2016) of the Company's containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2016 and March 31, 2017.

4. Other Non-Current Assets:

As of July 16, 2014, Zim Integrated Services ("Zim") and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim's equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the three-month period ended March 31, 2017, the Company recorded $173 in relation to their fair value unwinding ($158 for the three-month period ended March 31, 2016), which is included in "Interest income" in the consolidated statement of income for the three-month period ended March 31, 2017. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2016, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. As of March 31, 2017, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment, which at inception approximates the fair value of the instruments considering that it related to a nonmonetary exchange (as described above). As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management's best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management's consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that ZIM has proceeded within 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of March 31, 2017 the Company has assessed for other than temporary impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories of $11,415 and $10,098 in the accompanying balance sheets at December 31, 2016 and March 31, 2017, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	2,688,887	(1,000,602)	1,688,285
Depreciation	-	(20,963)	(20,963)
Other vessels' costs	129	-	129
Disposals	(11,275)	3,953	(7,322)
Balance, March 31, 2017	2,677,741	(1,017,612)	1,660,129

During the three-month period ended March 31, 2017, the Company contracted to acquire two 2014-built, 4,992 TEU secondhand containerships, the Leonidio and the Kyparissia. During the three-month period ended March 31, 2017, the Company sold for scrap the container vessel Marina at a price of $4,670, delivered to its scrap buyers the container vessel Romanos (ex. MSC Romanos) and recognized a loss of $3,638 in aggregate, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2017 consolidated statement of income

Forty-six of the Company's vessels, with a total carrying value of $1,660,129 as of March 31, 2017, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the five vessels under the sale and leaseback transaction described in Note 11.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Dry-docking and Special Survey Costs
Balance, January 1, 2017	20,367
Additions	342
Amortization	(1,899)
Write-off	(2)
Balance, March 31, 2017	18,808

During the three-month period ended March 31, 2016 one vessel completed and two were in process of completing the respective special survey. During the three-month period ended March 31, 2017, one vessel underwent and completed its special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. ("Costamare Ventures"), entered into a Framework Deed (the "Framework Deed") with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, "York") to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed  and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the "Restated Framework Deed"). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at March 31, 2017, the Company holds a range of 25% to 49% of the capital stock of eighteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:
		Participation %	Date Established
Entity	Vessel/Hull	March 31, 2017	/Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015

During the year ended December 31, 2016, Costamare Ventures contributed $613 to the equity of Steadman Maritime Co.  During the three-month period ended March 31, 2017 Costamare Ventures contributed $448 to the equity of Steadman Maritime Co. During the year ended December 31, 2016, the Company received $613 in the form of a special dividend from Horton Maritime Co. and Marchant Maritime Co. During the three-month period ended March 31, 2017, the Company received $270 in the form of a special dividend from Horton Maritime Co.

During the three-month period ended March 31, 2017, Costamare Ventures contributed $3,130 in the aggregate, to the equity of Kemp Maritime Co. and Hyde Maritime Co. In June 2016, both companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $88,000, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2016, Costamare Ventures contributed $4,662, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. During the three-month period ended March 31, 2017, Costamare Ventures contributed $497 in the aggregate, to the equity of these two entities. In August 2016, these two companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $86,600, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York, through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
During the year ended December 31, 2016, Costamare Ventures contributed in aggregate $25,323, to Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co.

During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing $6,669. In December 2016, the shareholders of Connell Maritime Co. signed the dissolution of the entity.  During the year ended December 31, 2016, Costamare Ventures contributed $463 to the equity of Smales Maritime Co.

During the year ended December 31, 2016, Costamare Ventures contributed to Skerrett Maritime Co., in the aggregate, $218. During the three-month period ended March 31, 2017 Costamare Ventures contributed $798 in the aggregate, to the equity of Geyer Maritime Co. and $176 to the equity of Skerrett Maritime Co. Costamare Ventures also participated with a 49% interest to the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing in the aggregate, $637 during the year ended December 31, 2015 and $2,925 during the year ended December 31, 2016.

During the year ended December 31, 2016, the Company contributed in the aggregate, the amount of $427 to Platt Maritime Co. and Sykes Maritime Co. During the three-month period ended March 31, 2017, Costamare Ventures contributed $649 in the aggregate, to the equity of these two entities.

For the three-month periods ended March 31, 2016 and 2017, the Company recorded net loss of $207 and net gain of $205, respectively on equity method investments, which are separately reflected as Equity gain / (loss) on investments in the accompanying consolidated statements of income. Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2016 and March 31, 2017, the balance due from these companies amounted to $nil.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2016	March 31, 2017
Non-current assets	952,458	1,018,326
Current assets	35,993	47,979
	988,451	1,066,305

Current liabilities	39,428	45,147

	Three-month periods ended March 31,
	2016	2017
Voyage revenue	3,124	24,272
Net income / (loss)	(532)	1,090

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2016	March 31, 2017
A.	Credit Facility		406,103	383,630
B.	Term Loans:
	1.	Mas Shipping Co.	22,375	18,250
	2.	Montes Shipping Co. and Kelsen Shipping Co.	54,000	54,000
	3.	Costamare Inc.	50,313	30,450
	4.	Costamare Inc.	-	-
	5.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	178,264	174,444
	6.	Raymond Shipping Co. and Terance Shipping Co.	115,964	113,235
	7.	Costamare Inc.	53,475	45,842
	8.	Uriza Shipping S.A.	36,833	35,750
	9.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	109,000	105,000
	10.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	32,000	30,120
			652,224	607,091
		Total	1,058,327	990,721
		Less: Deferred financing costs	(3,720)	(3,333)
		Total long-term debt, net	1,054,607	987,388
		Less: Long-term debt current portion	(199,637)	(190,269)
		Add: Deferred financing costs, current portion	1,360	1,274
		Total long-term debt, non-current, net	856,330	798,393

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
A. Credit Facility:In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the "Facility") for general corporate and working capital purposes. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company's option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement and mortgaged four additional vessels in favor of the lending banks. Under the supplemental agreement, the outstanding balance of the Facility as of March 31, 2017, is repayable in 16 equal, consecutive quarterly installments, of $22,473 each plus a final installment of $24,062.

The Facility, as of March 31, 2017, was secured with, among others, first priority mortgages over 22 of the Company's vessels, first-priority assignment of vessels' insurances and earnings, charter party assignments, first-priority pledges over the operating accounts of the vessels and corporate guarantees of 22 ship-owning companies.

The Facility and certain of the term loans described under Note 10.B below include, among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceeds the Total Liabilities, to exceed $500,000. The Company's other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

B. Term Loans:

1. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. As at March 31, 2017, the outstanding balance of the loan of $18,250 is repayable in 2 equal semi-annual installments of $4,125, each from August 2017 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of Costamare) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. As at March 31, 2017, the outstanding balance of the loan of $54,000 is repayable in 8 consecutive semi-annual variable installments from June 2017 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of March 31, 2017, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at March 31, 2017, the outstanding balance of the Tranche (B) of the loan of $19,950 is repayable in 11 equal quarterly installments of $1,050 from April 2017 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at March 31, 2017, the outstanding balance of the Tranche (C) of the loan of $10,500 is repayable in 12 equal quarterly installments of $525 from May 2017 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the Tranche (D) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the Tranche (E) of the loan was fully repaid. On January 24, 2017, the then outstanding balance of Tranche (A) of the loan of $18,288 was fully repaid.

4. In April 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to $140,000 to finance part of the construction cost of the MSC Athens and the MSC Athos. Through December 31, 2013, the Company had drawn $133,700 in the aggregate for the two vessels, which were delivered in March and April 2013, respectively. On July 6, 2016 and July 15, 2016, the outstanding balance of the loan was fully repaid with the proceeds from the sale and leaseback transaction described in Note 11.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

5. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As at March 31, 2017, the aggregate outstanding balance of tranches (a) and (b) of $114,598 relating to the Valor and the Valiant is each repayable in 13 equal quarterly installments for each tranche of $1,273.4 from April 2017 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at March 31, 2017, the outstanding balance of the tranche (c) of $59,846 relating to the Vantage is repayable in 15 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from May 2017 to November 2020.

6. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As at March 31, 2017, the outstanding balance of the tranche (a) of $55,936 relating to the Value is repayable in 13 equal quarterly installments of $1,364.3 from June 2017 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at March 31, 2017, the outstanding balance of tranche (b) of the loan of $57,299 relating to the Valence is repayable in 14 equal quarterly installments of $1,364.3 from May 2017 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

7. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of Karmen and in February 2017 the amount of $4,918 due to the sale of Marina. As at March 31, 2017, the outstanding balance of $45,842 is repayable in 7 equal quarterly installments of $2,715 from June 2017 to December 2018 and a balloon payment of $26,837 payable together with the last installment.

8. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of March 31, 2017, the outstanding balance of $35,750 is repayable in 17 equal quarterly installments of $1,083.3, from May 2017 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

9. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. As of March 31, 2017, the outstanding balance of $105,000 is repayable in 18 variable quarterly installments, from May 2017 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

10. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of March 31, 2017, the outstanding balance of $30,120 is repayable in 19 variable quarterly installments, from June 2017 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

The Company considered the provisions of ASC 470-50 Debt: Modifications and Extinguishments for the loans discussed above in A, B.2 and B.9, which were accounted for as loan modifications.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses ("VMC") in the range of 80% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
The annual repayments under the Credit Facility and the Term loans after March 31, 2017, are in the aggregate as follows:

Year ending December 31,	Amount
2017	136,949
2018	206,866
2019	160,819
2020	352,291
2021	133,796
990,721

The interest rate of Costamare's long-term debt as at December 31, 2016 and March 31, 2017, was in the range of 1.98%-6.04% and 2.20%-6.03%, respectively. The weighted average interest rate as at December 31, 2016 and March 31, 2017, was 4.7% and 4.8%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Notes 16 and Note 18) for the three-month periods ended March 31, 2016 and 2017, amounted to $15,659 and $13,292, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

C. Financing Costs

The amounts of financing costs included in the loan balances are as follows:

Financing costs
Balance, January 1, 2017	7,300
Amortization	(560)
Balance, March 31, 2017	6,740
Less: Current portion of financing costs	(1,964)
Financing costs, non-current portion	4,776

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company's financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Capital Leased Assets and Capital Lease Obligations:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each.

On July 6, 2016 and July 15, 2016 the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens (Note 10.B.4), by entering into a seven-year sale and leaseback transaction for each vessel.

The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals. In this respect, in 2014 an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals. In 2016, with respect to the MSC Athens and MSC Athos transaction an aggregate amount of $26,390 (including the net settlements on interest rate swaps qualifying for hedge accounting of $1,076) was transferred to prepaid lease rentals.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
The total value of the MSC Azov, MSC Ajaccio and MSC Amalfi at the inception of the capital lease transactions amounted to $256,716 and the total value of the MSC Athos and MSC Athens, added in 2016, amounted to $151,848. The depreciation charged during the three-month periods ended March 31, 2016 and 2017, amounted to $1,885 and $3,097, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2016 and March 31, 2017, accumulated depreciation amounted to $23,692 and $26,789, respectively, and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2016 and March 31, 2017, the net book value of the vessels amounted to $384,872 and $381,775, respectively, and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2016 and March 31, 2017, is as follows:

	December 31, 2016	March 31, 2017
Prepaid lease rentals	40,811	60,422
Additions	26,390	-
Less: Amortization of prepaid lease rentals	(6,779)	(2,158)
Prepaid lease rentals	60,422	58,264
Less: current portion	(8,752)	(8,752)
Non-current portion	51,670	49,512

The capital lease obligations amounting to $356,521 as at March 31, 2017 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the three-month periods ended March 31, 2016 and 2017 amounted to $4,120 and $5,270, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after March 31, 2017, are in the aggregate as follows:

Year ending December 31,	Amount
2017	33,729
2018	44,906
2019	44,906
2020	44,991
2021	44,906
2022 and thereafter	219,777
Total	433,215
Less: Amount of interest (MSC Azov, MSC Ajaccio and MSC Amalfi)	(76,694)
Total lease payments	356,521
Less: Financing costs, net	(3,407)
Total lease payments, net	353,114

The total capital lease obligations, net of related financing costs, are presented in the accompanying March 31, 2017, consolidated balance sheet as follows:

Capital lease obligation – current	30,035
Less: current portion of financing costs	(690)
Capital lease obligation – non-current	326,486
Less: non-current portion of financing costs	(2,717)
353,114

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current:The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2016 and March 31, 2017, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2016, the net accrued charter revenue, totaling to ($27,639), comprises $408 separately reflected in Current assets, $185 separately reflected in Non-current assets, and ($28,232) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. As at March 31, 2017, the net accrued charter revenue, totaling to ($24,848), comprises $408 separately reflected in Current assets, $84 separately reflected in Non-current assets, and ($25,340) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2017 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2017	(8,540)
2018	(8,904)
2019	(6,602)
2020	(802)
(24,848)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2016 and March 31, 2017, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2016	March 31, 2017
Hires collected in advance	7,924	8,531
Charter revenue resulting from varying charter rates	28,232	25,340
Total	36,156	33,871
Less current portion	(19,668)	(20,275)
Non-current portion	16,488	13,596

13. Commitments and Contingencies:

(a) Time charters: As at March 31, 2017, the Company has entered into time charter arrangements for all of its vessels in operation, with the exception of one vessel, with international liner operators. These arrangements as at March 31, 2017, have remaining terms of up to 84 months. After March 31, 2017, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels' committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2017	279,871
2018	207,883
2019	132,672
2020	104,236
2021	95,622
2022 and thereafter	151,536
971,820

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
(b) Capital Commitments: Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $2,137 representing 49% of the remaining construction cost of two vessels under construction (Note 9).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Hull NCP0116, Cape Akritas and Cape Tainaro respectively. As at March 31, 2017, Costamare has guaranteed $88,000 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9) and $86,600 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels' operations up to the customary limits provided by the Protection and Indemnity ("P&I") Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: On December 5, 2016, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect, 12,000,000 shares at par value $0.0001 were issued at a public offering price of $6.00 per share. The net proceeds of the follow-on offering were $69,037.

During the year ended December 31, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). On March 30, 2017, the Company issued 149,600 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2017.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividend automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share. During the three-month period ended March 31, 2017, the Company issued 1,014,550 shares at par value of $0.0001 to its common stockholders, at an average price of $5.3459 per share.

As at March 31, 2017, the aggregate issued share capital was 91,589,031 common shares.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and December 2016 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(c) Dividends declared and / or paid: During the three-month period ended March 31, 2016, the Company declared and paid to its common stockholders $21,866 or $0.29 per common share for the fourth quarter of 2015. During the three-month period ended March 31, 2017, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid $3,619 in cash and issued 1,014,550 shares pursuant to the Plan.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

During the three-month period ended March 31, 2016, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016. During the three-month period ended March 31, 2017, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2016 to January 14, 2017.

During the three-month period ended March 31, 2016, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2015 to January 14, 2016. During the three-month period ended March 31, 2017, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2016 to January 14, 2017.

During the three-month period ended March 31, 2016, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016. During the three-month period ended March 31, 2017, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2016 to January 14, 2017.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the three-month periods ended March 31, 2016 and 2017, amounted to $5,207 and $5,149, respectively.

	2016	2017
	Basic EPS	Basic EPS
Net income	$34,996	$23,015
Less: paid and accrued earnings allocated to Preferred Stock	(5,207)	(5,149)
Net income available to common stockholders	29,789	17,866
Weighted average number of common shares, basic and diluted	75,400,044	91,036,935
Earnings per common share, basic and diluted	$0.40	$0.20

16.  Interest and Finance Costs:
The interest and finance costs in the accompanying consolidated statements of income are as follows:

	2016	2017
Interest expense	11,618	13,823
Swap effect	5,922	3,450
Amortization and write-off of financing costs	432	560
Bank charges and other financing costs	934	68
	18,906	17,901

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company's Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in "Other comprehensive income" and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

At December 31, 2016 and March 31, 2017, the Company had interest rate swap agreements with an outstanding notional amount of $783,403 and $751,575, respectively. The fair value of these interest rate swaps outstanding at December 31, 2016 and March 31, 2017 amounted to a liability of $10,459 and a liability of $6,653, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $9,838.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2016 and March 31, 2017, the Company had interest rate swap agreements with an outstanding notional amount of $199,846 and $96,072, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2016 and March 31, 2017, was a liability of $4,855 and a liability of $1,894, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between August 2018 and August 2020.

(c) Foreign currency agreements: As of March 31, 2017, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $9,000 at an average forward rate of Euro/U.S. dollar 1.0674 expiring in monthly intervals up to June 2017.

As of December 31, 2016, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $9,000 at an average forward rate of Euro/U.S. dollar 1.0653 expiring in monthly intervals up to March 2017.

The total change of forward contracts fair value for the three-month period ended March 31, 2017, was a gain of $111 (gain of $448 for the three-month period ended March 31, 2016) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
The Effect of Derivative Instruments for the three-month periods ended March 31, 2016 and 2017
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2016	2017		2016	2017
Interest rate swaps	(11,071)	555	Loss on derivative instruments, net	-	-
Reclassification to Interest and finance costs	5,922	3,450		--	-
Total	(5,149)	4,005		-	-

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2016	2017
Non hedging interest rate swaps	Loss on derivative instruments, net	(3,075)	(287)
Ineffective portion of hedging interest rate swaps	Loss on derivative instruments, net	-	-
Forward contracts	Loss on derivative instruments, net	448	111
Total		(2,627)	(176)

The realized loss on non-hedging interest rate swaps included in "Loss on derivative instruments, net" amounted to $2,239, and $1,289 for the three-month periods ended March 31, 2016 and 2017, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company's interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers' and investees' financial condition and generally does not require collateral for its accounts receivable.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2016 and March 31, 2017, the fair value of these interest rate swaps in aggregate amounted to a liability of $15,314 and $8,547, respectively.

The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2016 and March 31, 2017, amounted to a liability of $85 and an asset of $26, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	(85)	-	(85)	-
Interest rate swaps-liability position	(15,314)	-	(15,314)	-
Total	(15,399)	-	(15,399)	-

	March 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	26	-	26	-
Interest rate swaps-liability position	(8,547)	-	(8,547)	-
Total	(8,521)	-	(8,521)	-

20. Comprehensive Income:

During the three-month period ended March 31, 2016, Other comprehensive income decreased with net losses of $5,123 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $11,071), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $5,922) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($26).

During the three-month period ended March 31, 2017, Other comprehensive income increased with net gains of $4,020 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $555), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $3,450) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15).

As at March 31, 2016 and March 31, 2017, Comprehensive income amounted to $29,873 and $27,035, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $9,838.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
March 31, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)
21. Subsequent Events:

(a)
Declaration and Payment of Dividends (common stock): On April 3, 2017, the Company declared a dividend for the quarter ended March 31, 2017 of $0.10 per share on its common stock, payable on May 8, 2017, to stockholders of record on April 21, 2017.

(b)
Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On April 3, 2017, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock and a dividend of $0.546875 per share on its Series D Preferred Stock which were all paid on April 17, 2017 to holders of record on April 13, 2017.

(c)	Vessel acquisition: On April 19, 2017, the Company contracted to acquire the 2005-built, 7,471 TEU secondhand containership Megalopolis. The vessel is expected to be delivered in May 2017.

(d)	Issuance of Common Stock: On May 8, 2017, pursuant to the Plan, the Company issued 751,817 shares at par value of $0.0001 to its common stockholders, at a price of $7.38 per share.